EXHIBIT 12.2

Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the Nine Months Ended September 30,
	2006	2005
	(Dollars in thousands)
Fixed Charges
Interest expense	$218,506	$121,549
Capitalized interest expense	1,088	—
Rental expense interest(1)	3,109	2,812
Total	222,703	124,361
Preferred Stock Dividends	3,236	—
Total Fixed Charges and Preferred Stock Dividends	$225,939	$124,361

Earnings
Pre-tax income	$(2,278)	$(19,706)
Income from equity investees	(911)	(715)
Fixed charges	225,939	124,361
Amortization of capitalized interest	—	—
Minority interest	143	197
Total	$222,893	$104,137
Ratio	0.99	0.84
Deficiency	$3,046	$20,224

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(1)	Those portions of rental expense that are representative of interest cost.